UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 23 July 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes             No X

Issued by Harmony Gold
Mining Company Limited
23 July 2012
For more details contact:
Henrika Basterfield
Investor Relations Officer
+27 (0) 82 759 1775 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Harmony extends its CEO’s employment term
Johannesburg. Monday, 23 July 2012. Harmony Gold Mining Company Limited
(“Harmony” or the “company”) is pleased to announce that Graham Briggs, chief executive officer, who would have retired in the next year in line with Company policy, has agreed to remain with Harmony in his current position for another four years.
Chairman of Harmony, Patrice Motsepe said, “Graham has done good work as chief executive officer of Harmony and is doing outstanding work in Papua New Guinea. The
Board is confident that he will continue to lead the company in delivering sustainable, competitive results.”
Furthermore the company has embarked on a process to sharpen its organisational efficiency. Four key strategic objectives were considered in making the change, which are: strategy, operational delivery, standardisation, and growth.
Going forward there will be only one chief operating officer (COO) for South Africa (SA),
Tom Smith, with two operating officers (OO’s), Beyers Nel and James Mufara. The OO’s then each serves specific mines in the Company. The management organogram and the curriculum vitae of all these individuals can be found on Harmony’s website at
http://www.harmony.co.za/a/profile.asp
. Tom has appointed his own operational
team and the rest of the executive management team will continue reporting to the CEO.
Jaco Boshoff, previously acting as COO of the North operations, will assume the responsibility of Executive: Ore Resources Development and Growth and will retain responsibility of COO for Evander until the sales process has been completed.
“Thank you to the Board for placing their trust in me. I am excited about Harmony’s future and pleased to be part of its continued journey to improve and succeed. I can only be successful with the support of our employees and believe that the new organisational structure will assist Harmony in achieving its targets”, says Graham Briggs, chief executive officer.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: July 23, 2012
Harmony Gold Mining Company Limited
By:    /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director